Filed Pursuant to Rule 433

Dated August 10, 2026

Registration Statement: No. 333-275858

The Charles Schwab Corporation

$1,250,000,000 5.108% FIXED-TO-FLOATING RATE SENIOR NOTES DUE 2032

$1,350,000,000 5.655% FIXED-TO-FLOATING RATE SENIOR NOTES DUE 2037

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Stable, A- / Positive, A / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	August 10, 2026

Settlement Date:	August 12, 2026 (T+2)**

	5.108% Fixed-to-Floating Rate Senior Notes due 2032 (the “2032 Notes”)	5.655% Fixed-to-Floating Rate Senior Notes due 2037 (the “2037 Notes”)

Principal Amount:	$1,250,000,000	$1,350,000,000

Maturity Date:	August 12, 2032 (the “2032 Notes Maturity Date”)	August 12, 2037 (the “2037 Notes Maturity Date”)

Benchmark Treasury:	4.375% UST due July 31, 2031	4.375% UST due May 15, 2036

Benchmark Treasury Price / Yield:	99-27 1/4 / 4.408%	97-14 / 4.705%

Spread to Benchmark Treasury:	+70 bps	+95 bps

Yield to Maturity:	5.108%	5.655%

Public Offering Price:	100.000% of the principal amount	100.000% of the principal amount

Gross Proceeds to CSC:	$1,250,000,000	$1,350,000,000

Underwriting Discount per note paid by CSC:	0.350%	0.450%

Aggregate Underwriting Discount paid by CSC:	$4,375,000	$6,075,000

Net Proceeds to CSC (after the underwriting discount, but before deducting offering expenses):	$1,245,625,000	$1,343,925,000

Interest Rates:	The 2032 Notes will bear interest (i) during the 2032 Notes Fixed Rate Period at a fixed rate per annum equal to 5.108%, and (ii) during the 2032 Notes Floating Rate Period at a floating rate per annum equal to compounded SOFR in accordance with the provisions set forth in the preliminary prospectus supplement plus 0.950%.	The 2037 Notes will bear interest (i) during the 2037 Notes Fixed Rate Period at a fixed rate per annum equal to 5.655%, and (ii) during the 2037 Notes Floating Rate Period at a floating rate per annum equal to compounded SOFR in accordance with the provisions set forth in the preliminary prospectus supplement plus 1.320%.

Interest Reset Date:	August 12, 2031 (the “2032 Notes Interest Reset Date”)	August 12, 2036 (the “2037 Notes Interest Reset Date”)

Fixed Rate Period:	From and including the original issue date to but excluding the 2032 Notes Interest Reset Date (the “2032 Notes Fixed Rate Period”)	From and including the original issue date to but excluding the 2037 Notes Interest Reset Date (the “2037 Notes Fixed Rate Period”)

Floating Rate Period:	From and including the 2032 Notes Interest Reset Date to but excluding the 2032 Notes Maturity Date (the “2032 Notes Floating Rate Period”)	From and including the 2037 Notes Interest Reset Date to but excluding the 2037 Notes Maturity Date (the “2037 Notes Floating Rate Period”)

Interest Payment Dates:

Fixed Rate Period: Semi-annually in arrears on each February 12 and August 12, commencing on February 12, 2027 and ending on August 12, 2031

Floating Rate Period: Quarterly in arrears on November 12, 2031, February 12, 2032 and May 12, 2032; provided that the final interest payment will be made on the 2032 Notes Maturity Date

Fixed Rate Period: Semi-annually in arrears on each February 12 and August 12, commencing on February 12, 2027 and ending on August 12, 2036

Floating Rate Period: Quarterly in arrears on November 12, 2036, February 12, 2037 and May 12, 2037; provided that the final interest payment will be made on the 2037 Notes Maturity Date

Interest Payment Determination Date:	The date two U.S. Government Securities Business Days (as defined in the preliminary prospectus supplement) preceding each 2032 Notes Floating Rate Period interest payment date	The date two U.S. Government Securities Business Days preceding each 2037 Notes Floating Rate Period interest payment date

Optional Redemption: Make-Whole Call:	On or after February 12, 2027 and prior to the 2032 Notes Interest Reset Date, CSC may redeem some or all of the 2032 Notes at any time at a redemption price equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2032 Notes matured on the 2032 Notes Interest Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less interest accrued to the date of redemption; and (b) 100% of the principal amount of the 2032 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.	On or after February 12, 2027 and prior to the 2037 Notes Interest Reset Date, CSC may redeem some or all of the 2037 Notes at any time at a redemption price equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2037 Notes matured on the 2037 Notes Interest Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less interest accrued to the date of redemption; and (b) 100% of the principal amount of the 2037 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	On the 2032 Notes Interest Reset Date, in whole but not in part, or on or after July 12, 2032 (one month prior to the 2032 Notes Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2032 Notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.	On the 2037 Notes Interest Reset Date, in whole but not in part, or on or after May 12, 2037 (three months prior to the 2037 Notes Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2037 Notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	808513 CU7 / US808513CU73	808513 CV5 / US808513CV56

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC TD Securities (USA) LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC

Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC RBC Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
**

We expect delivery of the notes will be made against payment therefor on or about August 12, 2026, which is the second business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the first business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling (i) TD Securities (USA) LLC at 1-855-495-9846, (ii) BofA Securities, Inc. at 1-800-294-1322, (iii) Citigroup Global Markets Inc. at 1-800-831-9146, (iv) Morgan Stanley & Co. LLC at 1-866-718-1649, or (v) Wells Fargo Securities, LLC at 1-800-645-3751.

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